FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, NASDAQ Dubai - Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted, on 1 March 2010 ("the Grant Date"),
Share Appreciation Rights ("SARS") and conditional Performance
Vesting Restricted Shares ("PVRS") to Mr C Farrel, the Company
Secretary, as set out below. This offer was accepted by him on
22 September 2010.

SARS are offered at a fixed strike price, vest after three years
and participants have a further three years in which to exercise
the SARS. The value of the SARS which a participant may exercise
will be the difference between the fair market value at the date
of exercise and the fair market value on the allocation date.

PVRS are offered at a zero strike price. In terms of the Plan,
certain performance criteria have been imposed, which must be
satisfied before the settlement of any PVRS to the participant.
The criteria shall be measured over the three year measurement
period. The target performance criteria have been set at a
percentage of the Company's expected gold production over the
three year measurement period. In addition, the number of PVRS
to be settled may be increased by up to 300% of the number of
PVRS conditionally awarded to the participant, depending on the
performance of the Company relative to its peer group.

Name	C Farrel
Position	Company Secretary
Company	Gold Fields Limited
No of SARS granted	6,750
SARS strike price	R89.76
No of PVRS granted	3,825
PVRS strike price	Nil
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Acceptance of SARS allocation and PVRS award
Vesting Period	The PVRS and SARS vest on the third anniversary of the Grant Date
Nature of interest	Direct Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned SARS and PVRS.

22 September 2010
Sponsor:
J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 22 September 2010

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs